UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)

THE WASHINGTON POST COMPANY
(Name of Issuer)

Class B Common Stock $1.00 par value	939640 10 8
(Title of Class of Securities)	(CUSIP Number)

Veronica Dillon, Esq.
The Washington Post Company
1150 15th Street, N.W.
Washington, D.C. 20071
(202) 334-6000

with a copy to:

Eric Schiele, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 939640 10 8	Page 2 of 5

1	NAMES OF REPORTING PERSONS Donald E. Graham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,080,833
	8	SHARED VOTING POWER 820,859
	9	SOLE DISPOSITIVE POWER 353,068
	10	SHARED DISPOSITIVE POWER 820,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,901,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.5%,
Calculated based on 7,341,602 shares of Class B Common Stock outstanding (6,202,149 shares reported by the Company as outstanding on May 3, 2013 plus 1,139,453 shares issuable upon conversion of Class A Common Stock beneficially owned by Mr. Graham, share for share, into Class B Common Stock)

14	TYPE OF REPORTING PERSON IN

CUSIP No. 939640 10 8	Page 3 of 5

This Report relates to the Class B Common Stock, par value $1.00 per share (the “Class B Common Stock”), of The Washington Post Company (the “Company”). The Report on Schedule 13D filed by Donald E. Graham and Katharine Graham dated March 4, 1977 (the “Original Report”), as amended on February 14, 1983 (“Amendment No. 1”), March 5, 1985 (“Amendment No. 2”), April 16, 1986 (“Amendment No. 3”), January 28, 1987 (“Amendment No. 4”), October 19, 1994 (“Amendment No. 5”), January 27, 1998 (“Amendment No. 6”), March 8, 2001 (“Amendment No. 7”), August 30, 2001 (“Amendment No. 8”), September 21, 2001 (“Amendment No. 9”), September 12, 2002 (“Amendment No. 10”), October 26, 2007 (“Amendment No. 11”), March 5, 2009 (“Amendment No. 12”), August 25, 2010 (“Amendment No. 13”) and June 15, 2011 (“Amendment No. 14”) is hereby amended and supplemented as set forth below. The Original Report, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14, is hereinafter referred to as “Schedule 13D”. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Schedule 13D.

The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and incorporated by reference herein.

The amendments to the Schedule 13D are as follows:

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of Schedule 13D as it relates to the information required pursuant to Item 2(c) is hereby deleted in its entirety and substituted by the following:

Mr. Graham is Chairman of the Board of the Company and Chief Executive Officer of the Company. The principal business activities of the Company consist of education, operation of cable television systems, newspaper publishing and television broadcasting. The address of the Company is 1150 15th Street, N.W., Washington, D.C. 20071.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby deleted in its entirety and substituted by the following:

Interests of Mr. Graham:

As of July 17, 2013, Mr. Graham was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 2,901,692 shares of Class B Common Stock of the Company, constituting approximately 39.5% of such shares then outstanding (as determined in accordance with the Rule 13d-3(d)(1) under the Act). Such beneficial ownership was as set forth in paragraphs (a) through (q) below. Except as to the extent of: (A) his shared fiduciary voting and investment power with respect to, and partial beneficial interest in, the shares held in the trusts referred to in paragraph (e) below, (B) his shared fiduciary voting and investment power with respect to, and beneficial ownership in, the shares held in the trust referred to in paragraph (m) below, (C) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (f), (g), (i), (k), (l), (n), (o), (p) and (q) below, (D) his sole fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraph (h) below, and (E) his sole voting power, under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, May 15, 1996 and July 6, 2006, with respect to the shares referred to in paragraph (j) below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (e) through (q).

CUSIP No. 939640 10 8	Page 4 of 5

(a) 600 shares of Class B Common Stock and 344,974 shares of Class A Common Stock, par value $1.00 per share (“Class A Common Stock”), of the Company (Class A Common Stock being convertible share for share into Class B Common Stock) owned by Mr. Graham, as to which he had sole voting and investment power.

(b) 3,894 shares of Class B Common Stock held in a revocable trust for the benefit of Mr. Graham. Mr. Graham, as settlor, had sole voting and dispositive power with respect to such shares. Mr. Graham has the right to revoke such trust at any time.

(c) 116,830 shares of Class A Common Stock, held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Daniel L. Mosley, the other trustee.

(d) 96,000 shares of Class A Common Stock, held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.

(e) 168,000 shares of Class A Common Stock, held in trusts for the benefit of two persons (including Mr. Graham) and their descendants. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with George J. Gillespie III and Elizabeth Graham Weymouth, the other trustees.

(f) 230,600 shares of Class A Common Stock, and 3,275 shares of Class B Common Stock, held in trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.

(g) 29,363 shares of Class A Common Stock, held in trust for the benefit of another. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Stephen M. Graham, the other trustees.

(h) 3,600 shares of Class B Common Stock held in two trusts for the benefit of others. Mr. Graham, as trustee, had sole voting and investment power with respect to such shares.

(i) 1,800 shares of Class B Common Stock held in two trusts for the benefit of others. Mr. Graham, as trustee, shared voting and investment power with respect to such shares with Mary Graham and Mr. Gillespie, the other trustees.

(j) 1,727,765 shares of Class B Common Stock owned by Berkshire Hathaway Inc. or its subsidiaries, as to which Mr. Graham had sole voting power under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, and as extended and amended as of May 15, 1996, and as extended and amended on July 6, 2006.

CUSIP No. 939640 10 8	Page 5 of 5

(k) 5,000 shares of Class B Common Stock held by a trust for the benefit of another. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with William W. Graham and Mr. Gillespie, the other trustees.

(l) 1,800 shares of Class B Common Stock held in trusts for the benefit of two persons. Mr. Graham, as trustee, shared voting power and investment power with respect to such shares with Mr. Mosley, the other trustee.

(m) 79,395 shares of Class A Common Stock held by a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(n) 63,491 shares of Class A Common Stock, and 10,341 shares of Class B Common Stock, held by trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Elizabeth Weymouth, the other trustees for 33,022 shares of Class A Common Stock, and 10,341 shares of Class B Common Stock, and with Mr. Mosley and William W. Graham, the other trustees for 30,469 shares of Class A Common Stock.

(o) 5,400 shares of Class A Common Stock held in trusts for the equal benefit of two persons. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mary Graham and Mr. Gillespie, the other trustees.

(p) 5,400 shares of Class A Common Stock held in trusts for the equal benefit of two persons. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(q) 4,164 shares of Class B Common Stock held in trusts for the benefit of two persons. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

Transactions During the Past Sixty Days

On July 17, 2013, Mr. Graham resigned as a trustee of a trust for the benefit of another holding 40,184 shares of Class A Common Stock and 1,826 shares of Class B Common Stock.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Donald E. Graham
Name: Donald E. Graham